UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                      SEC File Number: 1-14967
                                                                       -------
                                                       CUSIP Number: 967446105
                                                                     ---------

(Check One):

|_|Form 10-K, |_|Form 20-F, |_|Form 11-K, |X| Form 10-Q, |_|Form N-SAR,
|_| Form N-CSR


For Period Ended: June 28, 2003
                  -------------

|_| Transition Report on Form 10-K
|_| Transition Report on Form 20-F
|_| Transition Report on Form 11-K
|_| Transition Report on Form 10-Q
|_| Transition Report on Form N-SAR
     For the Transition Period Ended: __________________



     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: _____________



                                     PART I
                             REGISTRANT INFORMATION

         Full Name of Registrant:           Wickes Inc.
                                            ----------

         Former Name if Applicable:     Wickes Lumber Company
                                        ----------------------

         Address of Principal Executive Office (Street and Number)
                                              706  North Deerpath Drive
                                              -------------------------

         City, State and Zip Code:      Vernon Hills, IL 60061
                                        ----------------------

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                                     PART II
                             RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|       (b)  The subject annual report,  semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date;

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



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                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof could not be filed within the prescribed period.

          The Company is still working to complete its analysis of certain estimates, including evaluating the impact of matters which have arisen since the end of the Company's second quarter.


                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

            George B. Watt                                (847)367-3587
            --------------                                -------------
               (Name)                          (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No

          If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See Attachment "A."



                                   Wickes Inc
                                   ----------
                  (Name of Registrant as Specified in its Charter)


         Date:    August 12, 2003                     By:/s/ James A. Hopwood
                  ---------------                        -------------------
                                                         James A. Hopwood
                                                         Senior Vice President
                                                         and Chief Financial
                                                         Officer

                                                             Attachment A


          Part IV. Item 3.

          The Company is evaluating the book value of its deferred tax assets generated through the six month period ended June 28, 2003. As of March 29, 2003, the Compamy's total deferred tax assets reported on its balance sheet were approximately $24 million. The conclusion of the Company's evaluation could result in a valuation allowance against the entire deferred tax asset as well as a tax expense for the same amount.